

BrewRiver Deerfield LLC

September 27, 2018

Subject: Certification of Financial Statements by Principal Executive Officer

I, Joanne Bowman, certify that:

(1) the financial statements of BrewRiver Deerfield, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of BrewRiver Deerfield, LLC included in this Form reflects accurately the information reported on the tax return for BrewRiver Deerfield, LLC filed for the fiscal year ended 12-31-2017.



Joanne (Joby) Bowman

CEO

BrewRiver Deerfield, LLC

3659 Russell Avenue

Cincinnati, OH 45208

Balance Sheet Brewriver Deerfield LLC Sept 30, 2018   **UNAUDITED**

Assets

	Current Assets	
	Cash	$5,000
	Receivables	$0
	Inventory	$0
	Prepaid Expenses	$0
	Total Current Assets	$5,000

Property & Equipment

	Leasehold Improvements	$0
	Furniture and Equipment	$79,565
	Less Accumulated Depreciation	$0
	Total Property and Equipment	$79,565

Total Assets   **$84,565**

Liabilities

	Current Liabilities	
	Accounts Payable	$0
	Taxes Payable	$0
	Accrued Expenses	$0
	Total Current Liabilities	$0

	Noncurrent Liabiities	
	Equipment Note Payable	$88,442

Total Liabilities   **$88,442**

Equity

	Owner Contributions	$29,295
	Shareholder Equity	-$33,172

Total Equity   **-$3,877**

Total Liabilities and Owners Equity   **$84,565**

$0

P&L Trend Analysis

UNAUDITED PROFORMA

	BrewRiver Deerfield LLC			
9/16/2018	**2018**	**2019**	**2020**	**2021**
** DOLLAR AMOUNTS **				
Sales $				
Food	91,446	882,628	3,293,237	3,430,455
Total Sales	91,446	882,628	3,293,237	3,430,455
Cost of Sales $				
Food	22,861	220,657	823,309	857,614
Total Cost of Sales	22,861	220,657	823,309	857,614
Labor $				
Management	8,000	61,360	150,000	156,250
Staff	24,578	163,450	627,224	653,358
Employee Benefits	5,864	40,466	139,900	145,730
Total Labor	38,443	265,275	917,124	955,338
Prime Cost	**61,304**	**485,932**	**1,740,434**	**1,812,952**
Other Controllable Expense $				
Direct Operating Expenses	11,757	70,610	263,459	274,436
Marketing	1,000	6,000	12,000	12,066
Utilities	0	0	0	0
General & Administrative Expenses	3,658	35,305	131,729	137,218
Repairs & Maintenance	0	44,131	98,797	102,914
Total Other Controllable Expenses	16,415	156,047	505,986	526,634
Controllable Income	**13,727**	**240,649**	**1,046,818**	**1,090,869**
Non-Controllable Expenses $				
Occupancy Costs	9,145	86,863	200,662	207,523
Equipment Leases	4,000	24,000	36,000	48,000
Depreciation & Amortization	0	0	0	0
Total Non-Controllable Expenses	13,145	110,863	236,662	255,523
Restaurant Operating Income	**582**	**129,786**	**810,156**	**835,346**

UNAUDITED PROFORMA

P&L Trend Analysis

	BrewRiver Deerfield LLC				
	9/16/2018	**2018**	**2019**	**2020**	**2021**
** PERCENTAGES **					
Sales	**%**				
	Food	100.0%	100.0%	100.0%	100.0%
	Total Sales	100.0%	100.0%	100.0%	100.0%
Cost of Sales	**%**				
	Food	25.0%	25.0%	25.0%	25.0%
	Total Cost of Sales	25.0%	25.0%	25.0%	25.0%
Labor	**%**				
	Management	8.7%	7.0%	4.6%	4.6%
	Staff	26.9%	18.5%	19.0%	19.0%
	Employee Benefits	6.4%	4.6%	4.2%	4.2%
	Total Labor	42.0%	30.1%	27.8%	27.8%
Prime Cost		**67.0%**	**55.1%**	**52.8%**	**52.8%**
Other Controllable Expense	**%**				
	Direct Operating Expenses	12.9%	8.0%	8.0%	8.0%
	Marketing	1.1%	.7%	.4%	.4%
	Utilities	.0%	.0%	.0%	.0%
	General & Administrative Expenses	4.0%	4.0%	4.0%	4.0%
	Repairs & Maintenance	.0%	5.0%	3.0%	3.0%
	Total Other Controllable Expenses	18.0%	17.7%	15.4%	15.4%
Controllable Income		**15.0%**	**27.3%**	**31.8%**	**31.8%**
Non-Controllable Expenses	**%**				
	Occupancy Costs	10.0%	9.8%	6.1%	6.0%
	Equipment Leases	4.4%	2.7%	1.1%	1.4%
	Depreciation & Amortization	.0%	.0%	.0%	.0%
	Total Non-Controllable Expenses	14.4%	12.6%	7.2%	7.4%
Restaurant Operating Income		**0.6%**	**14.7%**	**24.6%**	**24.4%**

P&L Trend Analysis

UNAUDITED PROFORMA

	BrewRiver Deerfield LLC				
9/16/2018		**2018**	**2019**	**2020**	**2021**
** PER GUEST **					
	Guest Count	-	75,438	289,488	301,550
Sales	**$ Per Guest**				
	Food	.00	11.70	11.38	11.38
	Total Sales	0.00	11.70	11.38	11.38
Cost of Sales	**$ Per Guest**				
	Food	.00	2.93	2.84	2.84
	Total Cost of Sales	0.00	2.93	2.84	2.84
Labor	**$ Per Guest**				
	Management	.00	.81	.52	.52
	Staff	.00	2.17	2.17	2.17
	Employee Benefits	.00	.54	.48	.48
	Total Labor	0.00	3.52	3.17	3.17
Prime Cost		**0.00**	**6.44**	**6.01**	**6.01**
Other Controllable Expense	**$ Per Guest**				
	Direct Operating Expenses	.00	.94	.91	.91
	Marketing	.00	.08	.04	.04
	Utilities	.00	.00	.00	.00
	General & Administrative Expenses	.00	.47	.46	.46
	Repairs & Maintenance	.00	.59	.34	.34
	Total Other Controllable Expenses	0.00	2.07	1.75	1.75
Controllable Income		**0.00**	**3.19**	**3.62**	**3.62**
Non-Controllable Expenses	**$ Per Guest**				
	Occupancy Costs	.00	1.15	.69	.69
	Equipment Leases	.00	.32	.12	.16
	Depreciation & Amortization	.00	.00	.00	.00
	Total Non-Controllable Expenses	0.00	1.47	0.82	0.85
Restaurant Operating Income		**0.00**	**1.72**	**2.80**	**2.77**